Exhibit 3

Saga Tankers – Offer Document Supplement

NOT FOR PUBLIC DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Offer Document Supplement

Reference is made to the Offer Document dated 5 July 2011 (the “Offer Document”) regarding the voluntary exchange offer (the “Offer”) set forth by DHT Holdings, Inc. (“DHT”) for all of the issued and outstanding shares of Saga Tankers ASA.

The consideration in the Offer is 0.25 shares of DHT common stock for each share in Saga, to be issued on or about 2 August 2011, on the terms set out in the Offer Document. The offer period is from and including 6 July 2011 to and including 20 July 2011 at 09:00 (CET).

DHT has prepared a supplement to the Offer Document (the “Offer Document Supplement”) which has been reviewed and approved by the Norwegian Financial Supervisory Authority in accordance with Section 7-7 cf. Section 7-15 of the Norwegian Securities Trading Act.

Saga Tankers shareholders who did not give their pre-acceptance to the Offer and have accepted the Offer prior to the publication of the Offer Document Supplement have the right to withdraw their acceptances within two days after the Offer Document Supplement is published, i.e. within 18 July 2011 at 17:30 hours (CET), cf. Section 7-21, sub-section 2 of the Norwegian Securities Trading Act. In order to exercise such right, investors must deliver their withdrawal to Carnegie by mail, fax or by hand within the said deadline to Carnegie ASA, Stranden 1, Aker Brygge, P.O.Box 684 Sentrum, N-0106 Oslo, Norway (fax number +47 22 00 99 60). Investors that pre-accepted the Offer before the publishing of the Offer Document will be deemed to have accepted the offer and must return the acceptance form.  Investors that have accepted the Offer after the publishing of the Offer Document but before the publishing of the Offer Document Supplement, and who do not withdraw their acceptances, will be deemed to have accepted the Offer and will not be required to return a new acceptance form.

The Offer Document Supplement will, subject to restrictions under applicable securities laws, be available during the offer period at the website of DHT, www.dhtankers.com, and the website of Carnegie, www.carnegie.no. Further, hard copies of the Offer Document Supplement will, subject to restrictions under applicable securities laws, be available at Carnegie’s offices, Stranden 1, Aker Brygge, 0106 Oslo.

For further information, please contact:

Svein Moxnes Harfjeld, CEO, DHT, + 47 4140 4886, smh@dhtankers.com

Trygve P. Munthe, President, DHT, + 47 9135 0025, tpm@dhtankers.com

Eirik Ubøe, CFO, DHT, + 47 4129 2712, eu@dhtankers.com

This information is subject to the disclosure requirements according to section 5-12 of the Norwegian Securities Trading Act.

Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and that the issuance of DHT shares in connection therewith will be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Rule 802 thereof.

The Offer and the distribution of this announcement and other information in connection with the Offer may be restricted by law in certain jurisdictions. DHT assumes no responsibility in the event there is a violation by any person of such restrictions. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.